January 29, 2007

Kevin L. Vaughn

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	St. Jude Medical, Inc.
Form 10-K for the year ended December 31, 2005

Filed March 16, 2006

File No. 1-12441

Dear Mr. Vaughn:

On behalf of St. Jude Medical, Inc. (St. Jude Medical or the Company), this letter responds to your letter dated January 12, 2007, which followed our letter dated November 30, 2006 (the Initial Response Letter), sent in response to your comment letter dated November 7, 2006 regarding the above-referenced Form 10-K.

The numbered paragraphs in this letter correspond to the sequentially numbered paragraphs of the staff’s letter dated January 12, 2007. For ease of reference, the staff’s comments appear in italics immediately preceding the Company’s responses.

Form 10-K for the fiscal year ended December 31, 2005

Exhibit 13. Portions of 2005 Annual Report to Shareholders

Note 1. Summary of Significant Accounting Policies, page 27

Fiscal Year, page 27

1.	We note your response to prior comment 2. We continue to request that you revise future filings to date your financial statements as of the actual end of your fiscal periods.

We will revise future filings to date our financial statements as of the actual end of our fiscal periods.

Revenue Recognition, page 29

2.

We note your response to prior comment 3. We note that you have provided the requested information as it relates to sales through independent distributors. Please tell us and revise future filings to describe how you account for any incentive programs related to sales through your direct sales force.

Approximately 93% of our sales are made through our direct sales force, primarily in the United States. The standard terms and conditions of sales made through our direct sales force do not provide for price protection or stock rotation; however we do periodically offer volume pricing or rebate incentives to customers. We note that there are no additional significant unusual terms or conditions for sales through our direct sales force that would impact our revenue recognition or that we have determined should be disclosed.

We price our products based on a standard list prices for each item, but we do periodically provide volume discounts to certain customers based on the amount of products they purchase. We recognize revenue net of such volume discounts. The pricing under such volume discount sales is fixed and determinable at the time of sale. There are no additional significant unusual terms or conditions with such volume pricing arrangements that would impact our revenue recognition. We also periodically offer rebates to certain customers. Historically, approximately 0.6% (or $20 million) of annual gross sales ($2.93 billion and $3.32 billion for 2005 and 2006, respectively) are rebated to customers. We record rebates as reductions to net sales in the same period the revenue is recognized. We estimate the rebates based on contract sales terms and historical experience. In addition, the Company does offer rights of return for defective products for repair or replacement under our standard product warranties, which we account for in accordance with SFAS No. 5. Only in rare circumstances does the Company accept product returns. Accordingly, based on the Company’s historical experience, our provision for estimated product returns is not significant.

For all customers, the Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. We have also disclosed, as part of our revenue recognition policy under Note 1 – Summary of Significant Accounting Policies, that the Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

We believe our responses set forth above, together with the responses contained in the Initial Response Letter, are fully responsive to the staff’s comments, but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosures. Please feel free to call me directly at (651) 490-4326.

Thank you for your assistance in this matter.

Sincerely,

/s/ John C. Heinmiller

John C. Heinmiller

Executive Vice President and

Chief Financial Officer